Exhibit 99.2

IMPORTANT

If you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CNOOC Limited you should at once pass this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

CNOOC Limited

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

SUPPLEMENTAL CIRCULAR TO

EXPLANATORY STATEMENT DATED 8 APRIL 2020 TO SHAREHOLDERS IN RELATION TO

PROPOSED RE-ELECTION OF DIRECTORS AT ANNUAL GENERAL MEETING

AND

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

This supplemental circular and supplemental notice should be read together with the explanatory statement issued by CNOOC Limited (the “Company”) dated 8 April 2020 and the notice convening the annual general meeting of the Company (the “Circular”) to be held on 21 May 2020 at 3:00 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong (the “AGM”). A revised form of proxy (the “Revised Proxy Form”) is also enclosed in this supplemental circular and supplemental notice for use at the AGM. The Revised Proxy Form is also published on the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk.

The form of proxy despatched with the Circular is superseded by the Revised Proxy Form enclosed herein. Whether or not you intend to attend the AGM, please complete the enclosed Revised Proxy Form in accordance with the instructions printed thereon and deposit it at the Company’s registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, as soon as possible, and in any event not less than 36 hours before the time fixed for the holding of the AGM or any adjournment thereof (as the case may be), if you do not intend to be present in person at the meeting. Completion and return of the Revised Proxy Form will not preclude shareholders from attending and voting at the AGM or any adjournment thereof if they so wish and, in such event, the relevant Revised Proxy Form shall be deemed to be revoked.

In order to prevent the spread of COVID-19 pandemic and to safeguard the health and safety of shareholders, the Company will implement certain precautionary measures at the AGM, details of which are set out in the section entitled “Precautionary Measures for the AGM” in this supplemental circular. In view of the ongoing COVID-19 pandemic, you are strongly encouraged to appoint the chairman of the AGM as proxy to attend and vote on your behalf at the AGM or any adjournment thereof.

5 May 2020

PRECAUTIONARY MEASURES FOR THE AGM

In view of the ongoing COVID-19 pandemic and recent requirements for prevention and control of its spread, the Company will implement the following precautionary measures at the AGM to protect attending Shareholders, staff and other stakeholders from the risk of infection:

(i)	Compulsory body temperature checks will be conducted on every attending Shareholder, proxy and other attendees at the entrance of the AGM venue. Any person found to be suffering from a fever or otherwise unwell will be denied entry into the AGM venue or be required to leave the AGM venue.

(ii)	All attending Shareholders, proxies and other attendees are required to complete and submit at the entrance of the AGM venue a declaration form confirming their names and contact details, and be asked whether (a) they have travelled to, or to their best of knowledge had close contact with any person who has recently travelled to, areas outside of Hong Kong at any time in the preceding 14 days of the AGM; and (b) they are subject to any compulsory quarantine prescribed by the Hong Kong Government. Any person who responds affirmatively to any one of the above questions will be denied entry into the AGM venue or be required to leave the AGM venue.

(iii)	All attendees are requested to wear surgical face masks at the AGM venue at all times, and to maintain a safe distance with other attendees.

(iv)	No refreshments will be provided.

To the extent permitted under applicable laws, the Company reserves the right to deny entry into the AGM venue or require any person to leave the AGM venue in order to ensure the safety of the attendees at the AGM.

In the interest of all stakeholders’ health and safety and in response to the recent guidelines on prevention and control of COVID-19 pandemic, Shareholders are reminded that physical attendance in person at the AGM is not necessary for the purpose of exercising voting rights. As an alternative, by completing form of proxy in accordance with the instructions printed thereon, Shareholders may appoint the chairman of the AGM as proxy to attend and vote on the relevant resolutions at the AGM instead of attending the AGM or any adjournment thereof in person.

-i-

LETTER FROM THE BOARD

CNOOC Limited

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

The Board comprises:	Non-executive Directors: Wang Dongjin (Chairman) Wen Dongfen

Executive Directors: Xu Keqiang Hu Guangjie	Independent Non-executive Directors: Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong

Registered office: 65th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong

5 May 2020

To the Shareholders

Dear Sir or Madam,

SUPPLEMENTAL CIRCULAR TO

EXPLANATORY STATEMENT DATED 8 APRIL 2020 TO SHAREHOLDERS IN RELATION TO

PROPOSED RE-ELECTION OF DIRECTORS AT ANNUAL GENERAL MEETING

AND

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

This supplemental circular should be read together with the explanatory statement issued by the Company to the Shareholders dated 8 April 2020 (the “Circular”) which contains, among others, information relating to the re-election of the retiring directors of the Company (the “Directors”) at the forthcoming annual general meeting of the Company to be held on 21 May 2020 at 3:00 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong (the “AGM”).

LETTER FROM THE BOARD

The purpose of this supplemental circular is to provide you with further information relating to the re-election of the retiring Directors, and to give you a supplemental notice of the AGM and the Revised Proxy Form (as defined below). Unless the context requires otherwise, capitalised terms used herein shall bear the same meanings as defined in the Circular.

PROPOSED RE-ELECTION OF DIRECTORS

Reference is made to the announcement of the Company dated 27 April 2020 (the “Announcement”) in relation to the appointment of Director whereby Ms. Wen Dongfen (“Ms. Wen”) was appointed as a Non-executive Director of the Company with effect from 27 April 2020. Details of such appointment have been set out in the Announcement.

Pursuant to Article 101 of the Articles of Association of the Company (the “Articles”), the Directors shall have power, exercisable at any time and from time to time, to appoint any person as a Director, either to fill casual vacancy or as an addition to Board but so that the number of Directors so appointed shall not exceed the maximum number determined from time to time (if any) by the Shareholders in general meeting and any Directors so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election, but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at each annual general meeting. Accordingly, Ms. Wen, who was appointed as a Non-executive Director with effect from 27 April 2020, will hold office until the AGM and, being eligible, offer herself for re-election at the AGM in accordance with Article 101 of the Article. Ms. Wen has been recommended by the Board and has offered herself for re-election.

Details of Ms. Wen required to be disclosed under the Listing Rules are set out in Appendix I to this supplemental circular.

SUPPLEMENTAL NOTICE OF AGM AND THE REVISED PROXY FORM

The AGM will be held at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 21 May 2020 at 3:00 p.m. as originally scheduled. Since the notice of AGM (the “AGM Notice”) and the form of proxy (the “First Proxy Form”) sent together with the Circular do not contain the proposed resolution for the re-election of Ms. Wen as set out in this supplemental circular, a supplemental notice of AGM is set out on pages 5 to 7 of this supplemental circular to include such proposed resolution. The original ordinary resolutions numbered A4 to A7 set out in the AGM Notice sent to the Shareholders on 8 April 2020 will be amended to ordinary resolutions numbered A5 to A8 to include, among others, the additional resolution for re-election of Ms. Wen. Save as disclosed in this supplemental circular and supplemental notice, all the proposed resolutions and notes contained in the AGM Notice will remain unchanged and the Circular and the AGM Notice will remain to have full force and effect.

As a result of the aforesaid proposed re-election of Ms. Wen at the AGM subsequent to the despatch of the Circular and the accompanying First Proxy Form, a new form of proxy (the “Revised Proxy Form”) is prepared and is enclosed in this supplemental circular.

LETTER FROM THE BOARD

Pursuant to Rule 13.39(4) of the Listing Rules, at any general meeting of the Company, a resolution put to the vote of the meeting shall be taken by poll, other than resolution which relates purely to a procedural or administrative matter which may be decided by the chairman in good faith to be voted by a show of hands.

Special arrangements about completion and submission of the Revised Proxy Form are set out below. Shareholders who have appointed or intend to appoint proxy/proxies to attend the AGM are requested to pay particular attention to the special arrangements set out below.

If a Shareholder wishes to appoint a proxy to attend and vote at the AGM on his/her/its behalf and he/she/it has not yet deposited the First Proxy Form at the Company’s registrar, he/she/it is required to complete, sign and deposit the Revised Proxy Form at the Company’s registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not less than 36 hours prior to the time fixed for holding the AGM or any adjournment thereof (as the case may be) (the “Closing Time”). In this case, the First Proxy Form should not be deposited at the Company’s registrar.

If a Shareholder wishes to appoint a proxy to attend and vote at the AGM on his/her/its behalf and if he/she/it has already deposited the First Proxy Form at the Company’s registrar before the Closing Time, the shareholder should note that:

(i)	if no Revised Proxy Form is deposited at the Company’s registrar, the First Proxy Form, if correctly completed, will be treated as a valid proxy form deposited by the Shareholder. The proxy/proxies so appointed by the Shareholder shall be required to vote in such manner as he/she may be directed under the First Proxy Form, and in respect of the resolution for the proposed re-election of Ms. Wen as a Non-executive Director as set out in this supplemental circular, the proxy/proxies will be entitled to vote at his/her discretion or to abstain from voting on such resolution;

(ii)	if the Revised Proxy Form is deposited at the Company’s registrar before the Closing Time, the Revised Proxy Form, if correctly completed, will be treated as a valid proxy form deposited by the Shareholder and will revoke and supersede the First Proxy Form previously deposited by such Shareholder; and

(iii)	if the Revised Proxy Form is deposited at the Company’s registrar after the Closing Time, or if deposited before the Closing Time but is incorrectly completed, the appointment of proxy under the Revised Proxy Form will be invalid. The First Proxy Form, if correctly completed, will be treated as a valid proxy form deposited by such Shareholder. The proxy/proxies so appointed by the Shareholder under the First Proxy Form will be entitled to vote in the manner as mentioned in (i) above as if no Revised Proxy Form had been deposited at the Company’s registrar. Accordingly, Shareholders are advised to complete the Revised Proxy Form carefully and deposit the Revised Proxy Form at the Company’s registrar before the Closing Time.

LETTER FROM THE BOARD

Completion and return of the First Proxy Form and/or the Revised Proxy Form will not preclude the Shareholders from attending and voting at the AGM or any adjournment thereof if the Shareholders so wish, but in such event the instrument appointing a proxy shall be deemed to be revoked. Shareholders who have appointed or intend to appoint proxy/proxies to attend the AGM are requested to pay attention to the special arrangements set out above.

RECOMMENDATION

In addition to the recommendations contained in the Circular, upon the recommendation by the Company’s Nomination Committee, the Directors are of the opinion that the proposed re-election of Ms. Wen as set out in this supplemental circular is in the best interests of the Company and the Shareholders as a whole, and accordingly recommend the Shareholders to vote in favour of the relevant resolution to be proposed at the AGM.

Shareholders are advised to read this supplemental circular together with the Circular and the AGM Notice for information relating to the voting arrangement.

Yours faithfully,

For and on behalf of the Board

CNOOC Limited

Wang Dongjin

Chairman

APPENDIX I                  SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Reference is made to the notice of annual general meeting for 2019 (the “AGM”) of CNOOC Limited (the “Company”) dated 8 April 2020 (the “AGM Notice”). As set out in the AGM Notice, the board of directors of the Company (the “Board”) resolved to propose at the AGM the ordinary resolutions contained in the AGM Notice for its shareholders’ consideration and approval.

On 27 April 2020, the Company announced that Ms. Wen Dongfen (“Ms. Wen”) has been appointed as a Non-executive Director of the Company with effect from 27 April 2020. Pursuant to Article 101 of the Articles of Association of the Company, Ms.Wen will be eligible for re-election at the AGM. Ms. Wen has been recommended by the Board and has offered herself for re-election.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM will be held on 21 May 2020, at 3:00 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong. In addition to the resolutions contained in the AGM Notice, the following ordinary resolution will be considered:

ORDINARY RESOLUTION

“A4. To re-elect Ms. Wen Dongfen (“Ms. Wen”) as a Non-executive Director of the Company:

Wen Dongfen

Born in 1964, Ms. Wen is a professor-level senior accountant. She received a Bachelor of Economics Degree in Business Management from Shanxi Finance and Economics College. She served as Deputy Director of Financial Planning Department of China Petrochemical Corporation (“Sinopec Group”), Deputy Director of Financial Department of Sinopec Group and Director of Financial Department of Sinopec Group. From May 2012 to December 2015, she also served as Chairwoman of Shengjun International Investment Limited. From December 2015 to July 2016, she served as Financial Director and Director of Financial Department of China Petroleum & Chemical Corporation. From July 2016 to November 2017, she served as Chief Accountant of CNOOC. From August 2016 to August 2017, she also served as Chairwoman of CNOOC International Financial Leasing Co., LTD. From August 2016 to February 2018, she also served as Chairwoman of CNOOC Finance Corporation Limited and CNOOC Insurance Limited. From August 2016 to May 2018, she also served as Chairwoman of Zhonghai Trust Co., Ltd. Since November 2017, she served as Chief Accountant of CNOOC. Ms. Wen was appointed as a Non-executive Director of the Company with effect from 27 April 2020.

Save as aforesaid, Ms. Wen does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

APPENDIX I                  SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Ms. Wen has no interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

If re-elected, Ms. Wen’s appointment shall continue for a period of 36 months and would be renewed every 36 months as determined by the Board or the shareholders of the Company, subject to one month’s notice of termination by either party. Ms. Wen is subject to the provisions of her service agreement and the retirement provisions in the Articles of Association of the Company. The Company does not pay her any Director’s fee. The Remuneration Committee of the Company will review the level of Directors’ emoluments and make recommendation to the Board for adjustments if necessary.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, nor are there any other matters to be brought to the attention of the shareholders of the Company.”

The original ordinary resolutions numbered A4 to A7 set out in the AGM Notice shall be amended to ordinary resolutions numbered A5 to A8.

Save as disclosed above, all resolutions and the notes contained in the AGM Notice will remain to have full force and effect.

By Order of the Board

CNOOC Limited
Wu Xiaonan

Joint Company Secretary

Hong Kong, 5 May 2020

Registered office:

65th Floor, Bank of China Tower 1 Garden Road

Central

Hong Kong

Notes:

1.	Since the form of proxy sent together with the AGM Notice does not contain the proposed resolution for the proposed re-election of Ms. Wen Dongfen as a Non-executive Director as set out in this supplemental notice, a revised proxy form (the “Revised Proxy Form”) has been prepared and will be enclosed in and despatched together with this supplemental notice.

2.	Please refer to the supplemental circular of the Company dated 5 May 2020 for special arrangements about the completion and return of the Revised Proxy Form. In view of the ongoing COVID-19 pandemic, you are strongly encouraged to appoint the chairman of the AGM as proxy to attend and vote on your behalf at the AGM or any adjournment thereof.

3.	Please refer to the AGM Notice for details of the other ordinary resolutions to be put forward at the AGM, qualification for attending the AGM, closure of the register of members of the Company and other relevant matters.

APPENDIX I                  SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

4.	With respect to the resolutions numbered A3 to A6, the Company is exempt from the requirement of the Toronto Stock Exchange (the “TSX”) to adopt a majority voting policy requiring that each director must be elected by a majority of the votes cast with respect to his or her election at an uncontested meeting by virtue of the fact that the Company is majority controlled indirectly by China National Offshore Oil Corporation (“CNOOC”). The Company does not intend to adopt a majority voting policy at this time or for so long as CNOOC is the majority controlling shareholder, as majority approval of each such director is already assured.

In addition, the Company is exempt from the TSX requirements that at each annual meeting of holders of listed securities, the board of directors of a listed issuer must permit security holders of each class or series to vote on the election of all directors to be elected by such class or series. The Company is exempt from each such requirement by virtue of qualifying as an “Eligible International Interlisted Issuer” for purposes of the TSX Company Manual.

The Company has provided a notice to the TSX pursuant to the requirements of the TSX Company Manual indicating its intention to rely on such exemption in respect of the Company’s 2019 AGM and anticipates providing similar such notices for each successive year.